US AIRWAYS GROUP, INC.

111 West Rio Salado Parkway

Tempe, Arizona 85281

January 29, 2014

By EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	US Airways Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 20, 2013
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 16, 2013
File No. 0-08444

Dear Ms. Blye:

This letter responds to the comment letter of the Staff of the Division of Corporation Finance, dated December 31, 2013, regarding the Form 10-K for the fiscal year ended December 31, 2012 of US Airways Group, Inc. (“US Airways Group” and, together with its consolidated subsidiaries, “US Airways”), as amended by Amendment No. 1 thereto. The Staff’s comments are included for reference below, along with US Airways’ responses to the comments.

The responses below include information with respect to US Airways as well as American Airlines, Inc. and American Eagle Airlines, Inc. (referred to collectively as “American”), in response to the Staff’s request that US Airways include a description not only of past contacts with Cuba, Sudan and Syria through affiliates but also a description of current and anticipated contacts. Following the December 9, 2013 closing of the merger with AMR Corporation (renamed American Airlines Group Inc.), US Airways Group became a wholly owned subsidiary of American Airlines Group Inc., which is also the parent holding company of American. In this letter, “American Airlines Group” refers to American Airlines Group Inc. and its wholly owned subsidiaries, which now include American and US Airways.

General

1.	Comment: On page 8 of the 10-K you state that you offer passenger service to communities in the Caribbean and the Middle East, regions that include Cuba and Syria. On pages II-20 and II-25 of the prospectus supplement filed May 24, 2012, you disclose that you have aircraft in Africa, a region that includes Sudan. A document on your website identifies “global connections” and lists locations including Damascus, Syria and Khartoum, Sudan. Additionally, you state on page 10 of the 10-K that you are a member of the Star Alliance. The Star Alliance website indicates that current Star Alliance members provide flights servicing Cuba, Sudan and Syria.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, alliance members, partners, or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Neither US Airways nor American operates any scheduled passenger or cargo flights to or from Cuba, Sudan or Syria (the “Three Countries”). Neither US Airways nor American has any offices, facilities, equipment, sales agents or employees in any of the Three Countries. Further, except with regard to overflight arrangements with Cuba discussed below, neither US Airways nor American has any agreements, commercial arrangements or other contacts with the governments of any of the Three Countries, or with entities known by US Airways or American to be controlled by those governments, and none of such entities provides to, nor receives from, any of the Three Countries any services, products or technology. American Airlines Group’s contacts with the Three Countries are limited, and its revenues from those contacts are de minimis. It is American Airlines Group’s corporate policy to comply with U.S. economic sanctions laws.

Cuba

U.S. law prohibits persons subject to the jurisdiction of the United States (“U.S. Persons”) from traveling to Cuba, unless (a) authorized by a specific license issued by the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) or (b) pursuant to the terms of a general license set forth in OFAC’s Cuban Assets Control Regulations (“CACR”).1 U.S. law also prohibits U.S. Persons from providing travel or passenger charter services to Cuba unless these persons are specifically licensed by OFAC.

US Airways does not operate flights into Cuba and does not offer service into Cuba on flights operated by codeshare partners, nor has it offered codeshare service into Cuba at any time. American similarly does not offer codeshare service into Cuba, nor has it offered codeshare service into Cuba at any time. US Airways is presently a member of the Star Alliance

[1]	31 C.F.R. Part 515.

but will be leaving the Star Alliance to join the oneworld alliance on March 31, 2014. Certain members of the Star Alliance operate into Cuba, including US Airways codeshare partners Avianca, Lacsa and Taca (all part of the Avianca group). However, US Airways does not codeshare on these flights to/from Cuba. Four of American’s codeshare partners currently operate to Cuba: Air Berlin (oneworld alliance member), Iberia (oneworld alliance member), Lan Peru (oneworld alliance member) and Westjet. US Airways also expects to become a codeshare partner with Air Berlin and Iberia.

Passenger Charter Operations to Cuba

Any company subject to U.S. law that wishes to provide transportation services between the United States and Cuba must be specifically licensed as a Charter Service Provider (“CSP”). CSPs must obtain authorization from OFAC before engaging with Travel Service Providers (“TSPs”) to operate charter services involving Cuba. The licensed TSPs contract with CSPs to operate flights to Cuba. Travelers to Cuba do not book flights directly with the CSP; rather, bookings for travel are made with the TSP.

US Airways does not provide charter operations into Cuba. The American entities are licensed CSPs and operate a Cuba charter program working with licensed TSPs. The role of the American entities as licensed CSPs is limited to the operation of aircraft and the provision of crew, and it is paid a flat fee per flight for these services under the agreements with the TSPs. American does not offer tickets for sale to passengers. All administrative and operational expenses related to this charter program are paid by the respective TSP. Cuba charter flights are not displayed for sale on any reservations system or internet booking service. Passenger payments for travel to Cuba under the Cuba charter program are collected in the United States (point-of-sale) and on a round trip basis (e.g., Miami-Havana-Miami) by the TSP. Since 2010, the TSPs for which American has provided these services are ABC Charters, Airline Brokers, Cuba Travel Service, Marazul, and XAEL Charters.

American operates weekly charter flight services for the U.S. Government from Fort Lauderdale/Hollywood International Airport to the U.S. Naval Station Guantanamo Bay in Cuba. However, these flights are considered U.S. to U.S. charter flights and not flights to Cuba.

Overflight Payments

US Airways holds OFAC License No. C-14947 from the U.S. Department of Treasury to make overflight payments directly to the government of Cuba. This license has no expiration date. Effective December 3, 2012, specific licenses for overflight payments to the government of Cuba are no longer required (77 Fed. Reg. 71530, December 3, 2012). US Airways’ payments to Cuba to overfly Cuban territory are approximately $125,000 per month and American’s similar payments to overfly Cuban territory are approximately $1 million per month. To put these amounts into context, the annualized revenues of American Airlines Group are approximately $40 billion per year.

Sudan and Syria

U.S. law does not prohibit U.S. persons from traveling to and from Sudan or Syria.2 OFAC regulations generally restrict the exportation and importation of services to and from Sudan, and transactions with designated nationals of Syria, but the regulations contain an exemption for travel as well as for arrangement and facilitation of travel to and from these countries.3 Accordingly, U.S. air carriers are not prohibited from selling tickets for travel to or from Sudan or Syria on flights operated by other carriers.

Codeshare Agreements to Sudan and Syria

US Airways and American are parties to codeshare agreements with certain foreign air carriers. Codeshare agreements are common in the air transportation industry and allow carriers to market and sell tickets and/or cargo service on each other’s flights. All of American Airlines Group’s codeshare relationships with foreign carriers have been reviewed and approved by the U.S. Department of Transportation (“DOT”).

U.S. carriers can be authorized by DOT to codeshare on third-country partner operations to Sudan. American Airlines Group has no current plans to codeshare to Sudan even though certain of American’s current codeshare partners, Etihad Airways, Gulf Air, Royal Jordanian, and Qatar Airways, operate to Sudan. US Airways currently codeshares with Royal Jordanian and Qatar Airways to Amman and Doha, respectively, and has no plans to codeshare with Etihad or Gulf Air.

The United States does not have an Air Transport Agreement with Syria that provides for codeshare rights. Consequently, U.S. carriers are not allowed to codeshare to Syria.

Overflight

Neither US Airways nor American overflies the territories of Sudan or Syria, nor do they have any relationships, formal or informal, with aviation officials or other governmental officials in either country.

Redemption of Mileage Awards in connection with Travel to the Three Countries

US Airways has not prohibited accrual and redemption of mileage awards involving flights to/from Cuba. In practice, however, no customers have accrued any miles during the past year, while approximately 300 award tickets to Cuba were redeemed by US Airways program members, mostly on flights operated by Air Canada or Copa Airlines. American does not permit accrual and redemption of mileage awards to/from Cuba.

As a member of the Star Alliance, US Airways has facilitated frequent flyer accrual and redemption to Syria with Egyptair and Turkish Airlines; however, neither airline has served Syria since 2012. In addition, US Airways has facilitated this activity to Sudan with Egyptair, Ethiopian Airlines, Lufthansa and Turkish Airlines, all of which continue to serve Sudan as of January 2014. After US Airways joins oneworld, it will, along with American, facilitate this activity with Royal Jordanian and Qatar Airways for operations to/from Sudan, while American will facilitate this activity with Etihad Airways and Gulf Air.

[2]	OFAC’s Terrorism List Governments Sanctions Regulations do not prohibit travel to countries that have been designated as state sponsors of terrorism. 31 C.F.R. Part 596. In addition, the country-specific sanctions regulations that OFAC published pursuant to the International Emergency Economic Powers Act (“IEEPA”) do not restrict travel to Sudan or Syria. See 31 C.F.R. Parts 538 and 542.
[3]	Id. §§ 538.212(d), and 542.206(c).

Additional Information

Details regarding the opportunities for US Airways customers to redeem mileage awards can be found at usairways.com/dividendmiles. Details regarding the opportunities for AAdvantage members to redeem mileage can be found at aa.com/aadvantage.

2.	Comment: Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

As noted above, American Airlines Group’s contacts with Cuba, Syria and Sudan are extremely limited. Such contacts do not pose a material investment risk, either quantitatively or qualitatively, to American Airlines Group’s investors.

Since 1992, American has had a license to operate passenger charter service to Cuba through OFAC licensed TSPs, as discussed more fully in the response to comment 1 above. Neither American nor US Airways otherwise operates any service to the Three Countries. American Airlines Group has no assets in or liabilities arising from any of the Three Countries. US Airways received de minimis or no revenue associated with the Three Countries in each of the fiscal years ended December 31, 2012, 2011 and 2010 and the nine months ended September 30, 2013. American’s revenue associated with the Three Countries in each of the fiscal years ended December 31, 2012, 2011 and 2010 and the nine months ended September 30, 2013 was also de minimis. US Airways believes that such revenues would be viewed as immaterial by American Airlines Group investors in light of American Airlines Group’s total consolidated revenues.

To the knowledge of American Airlines Group’s director of investor relations and corporate secretary, American Airlines Group has not received any comments or questions from investors or securities analysts regarding its very minimal contacts with any of the Three Countries. Likewise, American Airlines Group does not believe its contacts with the Three Countries will cause it to be a target of groups with disinvestment or similar initiatives. As a result, American Airlines Group believes its limited contacts with the Three Countries do not constitute a factor that a reasonable investor would deem important in making an investment decision.

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As requested in the Staff’s December 31, 2013 letter, US Airways Group hereby acknowledges that:

•	US Airways Group is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	US Airways Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 326-5153 or Tony Richmond of Latham & Watkins LLP at (650) 463-2643.

Very truly yours,

/s/ Howard Kass

Howard Kass

Vice President—Regulatory Affairs

US Airways Group, Inc.

cc:	Max Webb, Assistant Director, Division of Corporation Finance

Michael Carreon, Vice President and Corporate Controller, US Airways Group, Inc.

Mary Beth Macdonald, Managing Director and Assistant Controller, US Airways Group, Inc.

Tony Richmond, Latham & Watkins LLP